X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

March 8, 2010



10015415

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated March 8, 2010).

Thank you.

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

3/24

X-Cal Resources Ltd.

TSX/XCL **March 8, 2010**

News Release

ADDITION OF A DEVELOPMENT TEAM IS NEXT FOR SLEEPER

X-Cal's Nevada Gold properties are in areas that are known for commercial gold production.

The professionals involved in documenting X-Cal's properties are pictured in a presentation at www.x-cal.com. Two members of the generative group have major Nevada Gold Mines bearing their names.

The Sleeper Gold Property, located in Humboldt County has advanced. NI 43-101 gold and silver resources at Sleeper have received a positive Preliminary Economic Assessment.

Addition of a development team to build on the work of the generative team is the next stage for this project. There are a number of parallel discussions ongoing aimed at this objective.

Potential new operations at Sleeper should look at "all" gold and silver bearing material.

Efficient heap leaching operations and concentration of sulphide ores should be part of an overall development strategy for the Sleeper district.

Historic mining at Sleeper profitably focused on milling of high-grade ores. Historic heap leach operations were secondary and inefficient. Treatment of sulphide ores by floatation was non-existent.

Substantially less then half of the gold mined and only a fraction of the silver mined at Sleeper was recovered. Operations were carried by the very high-grade gold ores, which formed part of the Sleeper gold and silver deposit and achieved life of mine average cash cost of $158 per ounce of gold.

New pods of Sleeper high-grade could become extreme bonus material if renewed operations are based on efficient processing of the other types of ore, which occur on the property.

Current NI 43-101 in-ground resources at Sleeper are 1.26 million ounces of gold and 13.26 million ounces of silver "indicated" plus 1.24 million ounces of gold and 21.4 million ounces of silver, which are "inferred".

The in ground "indicted" and the "inferred" resources are based on approx 2,300 drill holes.

Above-ground NI 43-101 inventory at Sleeper is approximately 720,000 ounces of gold and 3.1 million ounces of silver.

A test heap leach to process a combination of the in-ground Facilities Area Resource and the stockpile contained in the historic heaps is recommended.

Preliminary economics also suggest that the precious metals inventory in the tailings pond at Sleeper may be the basis for establishing a profitable sulphide concentration plant. Later processing of other sulphide resources from the property could benefit. X-Cal is embarking on a series of tests to determine if a marketable concentrate can be produced.

The report recommends expanding in-ground resources adjacent to the pit at Sleeper by modeling of assayed drill data, which has yet to be counted.

A chart on pg.144 of the Preliminary Economic Assessment illustrates assayed drill data in proximity to the Sleeper pit to be modeled. The chart demonstrates that the NI 43-101 in-ground resources in the mine site area are based on approximately 50% of the un-mined drill data.

Richard Sillitoe PhD is an authority on economic gold systems worldwide. Dr. Sillitoe's January 2006 and August 2009 papers summarize the exploration upside and near term production potential of the Sleeper District. (The 2009 Sillitoe paper is an appendix to the current NI 43-101 report on Sleeper and is also available at www.x-cal.com)

On page 8 of his 2009 Sleeper paper Dr Sillitoe comments "the Sleeper district might also be considered as a legitimate large-tonnage low-grade exploration proposition at the current gold price". He refers to a relevant historic gold endowment study by Placer Dome to illustrate his point.

The historic Placer Dome calculations estimated the total gold and silver content of the mined pits at Sleeper using 380,000 blast hole assays from mining and also estimated the gold and silver content outside of the mined area, in immediate proximity to the pit, based on exploration drill data.

The historic calculations showed a large difference between the total gold and silver content of the mined pits and the recorded production figures for Sleeper and also outlined substantial un-mined mineralization in proximity to the pits.

Since the time of the historic Placer Dome calculations, X-Cal and associates have drilled more than 400 new holes in the mine site area. X-Cal's drilling has documented NI 43-101 resource and resulted in a new understanding of the mineral system at Sleeper.

The 2009 Sillitoe paper refers to Allied Nevada's Hycroft Gold Mine as an example of current bulk mining, which is processing ore with grades that were considered secondary, or ignored during initial operations at Sleeper.

A large and robust major gold system occurs within X-Cal's 20,000 acre Sleeper land holding. The potential for discovery of new gold deposits is documented in current reports and geologic information systems.

The Sleeper District Data is separate from the mine site area data set.

The district data includes encouraging drill data, geochemical surveys, rock samples, mapping and geophysical surveys which have defined priority exploration targets for new deposits within the large claim block.

The SW Target is an attractive example. SW is equal in size to the Sleeper mine site area. The target is 2km in length, located approx 1.5km southwest of the Sleeper mine site.

The company's Cortez Area Properties and its Spring Valley area property are also noteworthy.

Larry Kornze P. Eng who is a qualified person as defined by NI 43-101 has reviewed the contents of this release.

The preliminary economic assessment is preliminary in nature. The study includes some inferred mineral resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as reserves. There is no certainty that the preliminary economic assessment will be realized. Investors should note that mineral resources are not mineral reserves and do not have demonstrated economic viability.

Quality control and data verification consistent with good industry practice, including use of accredited labs for assays, insertion of standards and check assays have been completed and are documented in detail in the pending NI-43-101 technical report. Drill data attributable to Amax and Placer Dome, which preceded NI-43-101, does not have documentation for sample preparation, bagging, security, and transportation practices. However, summary data sheets and summary reports prepared by these companies and by the analytical labs are available.

Cautionary Note to U.S. Investors concerning estimates of Measured, Indicated and Inferred Resources: This press release uses the terms "measured", "indicated" and "inferred" "resources." We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. **U.S. investors are cautioned not to assume that any part or all of a measured, indicated or inferred resource exists or is economically or legally mineable.**

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Shawn Kennedy
President

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245 Fax: (604) 688-7740